

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Steven Lisi
Chief Executive Officer
Beyond Air, Inc.
825 East Gate Blvd., Suite 320
Garden City, NY 11530

>    **Re:  Beyond Air, Inc.**
>         **Preliminary Proxy Statement on Schedule 14A**
>         **Filed January 12, 2021**
>         **File No. 001-38892**

Dear Mr. Lisi:

　　　We have reviewed your filing and have the following comment.

　　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 5, page 39

1.　　We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.


                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc:     Stephen M. Nicolai, Esq.